Mail Stop 0308

 						June 20, 2005

Mr. William Hecht
Chairman, President and Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, PA 18101-1179

	Re:	PPL Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 File No. 1-11459
		PPL Energy Supply, LLC
		Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 File No. 333-74794
		PPL Electric Utilities Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended March 31, 2005 File No. 1-905

Dear Mr. Hecht:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations
2. To the extent discussion of segment information contributes to an understanding of the business, or when discussion on a consolidated basis does not present a complete picture, segment discussion should be included in MD&A. See Item 303(a) of Regulation S-K.

Consolidated Statement of Cash Flows

PPL Corporation and Subsidiaries
3. Please explain to us why depreciation for the year ended
December
31, 2002 per the statement of cash flows does not agree to depreciation per the statement of income for the corresponding year.
We note that these items agree for the years ended December 31,
2003
and 2004.

Note 1. Summary of Significant Accounting Policies

Stock-Based Compensation
4. You disclose that PPL grants stock options with no intrinsic value. We would assume that "disqualifying dispositions" would occur and give rise to tax benefits that would be shown as a direct addition to stockholders equity pursuant to the guidance in paragraph
17 of APB 25. Please advise why the Statement of Shareholder`s Equity contains no such adjustments. If such adjustments occurred and you classified them as income due to materiality, please show us your quantitative and qualitative analysis regarding materiality.

Independent System Operator
5. Please explain in detail how you record hourly net sales and purchases in your financial statements and why such accounting is "...in accordance with the FERC and industry accounting." Please focus on the rationale for a gross or net display and indicate how you determine the unit of time in which gross or net accounting is applied.

Note 2. Segment and Related Information
6. We note that you include PPL Telcom in the PPL Supply segment. Tell us whether you consider PPL Telcom to be a stand-alone operating
segment as defined by paragraph 10 of SFAS 131.   If not, explain
to
us how it constitutes part of the PPL Supply operating segment pursuant to paragraph 10 of SFAS 131. If so, tell us why it has not been presented as a reportable segment. If the quantitative considerations of paragraph 18 of SFAS 131 have not been met, tell us which of the similar economic characteristics the Supply and Telcom operating segments share. If not all the characteristics of paragraph 17 are shared, then tell us how you compared the economic characteristics of non-reportable operating segments in reporting PPL
Supply as presented.

Note 5. Income and Other Taxes
7. It appears your reconciliation of income tax expense actually begins with Indicated federal income tax on "Income from continuing operations before incomes taxes, minority interest and distributions on preferred securities" rather than "Indicated federal income tax on pre-tax income before cumulative effects of changes in accounting principles" as disclosed. If so, please tell us why the caption in
Note 5 is not consistent with the income statement.

Note 9. Acquisitions, Development and Divestitures
8. We note that you agreed to sell the Sundance power plant in June
2004 and that you may record a loss on sale or impairment charge of approximately $47 million in 2005. Please tell us whether you performed an impairment analysis related to this plant in 2004 and the results of such analysis. If an analysis was not performed, please explain how you considered paragraph 8 of SFAS 144. Further, using the criteria in paragraph 30 of SFAS 144, with due regard for example 9 in Appendix A to SFAS 144, please explain why Sundance is not classified as "held for sale" on the balance sheet.


Note 12. Retirement and Postemployment Benefits
9. We note your disclosure of a method other than the minimum method that has been provided pursuant to paragraph 33(d) of SFAS 87. Please also disclose how you determine the market related value of plan assets. Since paragraph 30 of SFAS 87 gives you a choice between fair value and a calculated value and such choice will impact pension expense, paragraph 12 of APB 22 necessitates disclosure if material.

Note 13. Jointly-Owned Facilities
10. Please tell us your basis under GAAP for classifying your equity investment in the Griffith partnership as "Electric Plant in Service-
Generation." Further, please tell us where you classify your portion of operating costs on the income statement. Please note that SAB Topic 10:C applies to jointly-owned plant as opposed to jointly owning an entity that owns a plant. We may have further comment.

Note 14. Commitments and Contingent Liabilities

PJM Billing
11. Based on review of your March 31, 2005 Form 10-Q, we note that you recorded a $27 million after-tax charge in 2005 related to the PJM billing dispute. As you only provided the disclosures required by paragraph 10 of SFAS 5 as of December 31, 2004, we assume you considered the likelihood of a negative outcome to be only "reasonably possible" at such time while you concluded that it was "probable" in 2005. However, as PJM was improperly billing PECO for charges related to your substation, it is unclear to us why you did
not believe that you had "any financial responsibility or
liability
to PJM or PECO as a result of PJM`s alleged error."  As such, please
explain in detail how you concluded that a negative outcome was not
"probable," as defined by SFAS 5, as of December 31, 2004.   We
may
have further comment.

Guarantees and Other Assurances
12. We note that you have exposure of $293 million related to your indemnifications for deconsolidated entities in liquidation. Please explain in detail why you were not required to record a liability related to such indemnifications. See paragraphs 3.c and 8-12 of FIN
45.

Note 19. Goodwill and Other Intangible Assets
13. Please explain why you have no accumulated amortization related to your emission allowances. In doing so, please also tell us your basis under GAAP for classifying the allowances as intangible assets.
For the staff`s understanding, please explain how you acquired them and the period of time to which they convey the rights embedded in them.



Item 9A. Controls and Procedures
14. We note your disclosure that your principal executive officers and principal financial officers, "concluded that, as of December 31,
2004, [your] disclosure controls and procedures are adequate and effective to ensure that material information relating to [you] and
[your] subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC`s rules and forms, particularly during the period for which this annual report has been prepared." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibit 31
15. Please eliminate reference to the CEO and CFO`s titles in the introductory paragraph of the Section 302 certifications. Refer to
Item 601(b)(31) of Regulation S-K.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sarah Goldberg, Staff Accountant, at (202)
551-
3340 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Jim Allegretto
							Senior Assistant Chief
Accountant



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Mr. Hecht
PPL Corporation
June 20, 2005
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